SEC FILE NUMBER
001-10410
CUSIP NUMBER
127686103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K or 10-KSB ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q or 10-QSB
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Caesars Entertainment Corporation
Full name of registrant
N/A
Former name if applicable
One Caesars Palace Drive
Address of principal executive office (street and number)
Las Vegas, NV 89109
City, state and zip code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Caesars Entertainment Corporation (the “Company”) is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the period ended September 30, 2014 (the “Form 10-Q”). Due primarily to a delay in obtaining and compiling information necessary for the Company to complete its evaluation and recording of intangible and long-lived asset impairments the Company’s independent registered public accounting firm has not yet completed its review of the unaudited consolidated condensed financial statements included in the Form 10-Q. The Company has issued a press release regarding its results for the three and nine months ended September 30, 2014, and we do not expect any material changes to the financial results from the press release to be reflected in the Form 10-Q when filed. The Company intends to file the Form 10-Q within the five day extension period.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Donald A. Colvin	(702)	407-6000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
In the Company’s earnings release issued on November 10, 2014 and furnished as an exhibit to its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2014, for the three months ended September 30, 2014, the Company reported a net loss available to common stockholders of $908.1 million ($6.29 per fully diluted common share) on revenue of $2,212.4 million. For the three months ended September 30, 2013, the Company reported a net loss available to common stockholders of $761.4 million ($6.03 per fully diluted common share) on revenue of $2,087.4 million.

Caesars Entertainment Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

CAESARS ENTERTAINMENT CORPORATION

Date:	November 10, 2014	By:	/S/ DONALD A. COLVIN
Executive Vice President and Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).